Exhibit 99.4

Assembly pending approval
DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - JBS S.A. to be held on 04/26/2024

Shareholder’s Name

Shareholder’s CNPJ or CPF

E-mail

Instructions on how to cast your vote

This Distance Voting Ballot shall be filled out in case the shareholder decides to exercise his/her right to vote remotely on the matters on the agenda of JBS S.A.’s (“Company”) Extraordinary Shareholders Meeting, to be held on April 26, 2024, at 10:00 a.m. (“EGM”), pursuant to the Securities and Exchange Commission of Brazil (“CVM”) Resolution No. 81 of March 29, 2022, as amended (“CVM Resolution 81”).

For the Distance Voting Ballot to be considered valid, it is essential: (i) that all the fields below are filled out legibly, including the indication of the shareholders’ full name and Individual Taxpayers Register – CPF number or National Corporate Taxpayers Register – CNPJ number, as well as the indication of an e-mail address for possible contact; (ii) that all the pages of the Distance Voting Ballot be initialed by the shareholder; and (iii) that the end of the Distance Voting Ballot be signed by the shareholder or his/her legal representative, as the case may be and pursuant to the applicable law.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

As allowed by CVM Resolution 81, the Company’s shareholders may send instructions for filling out the Distance Voting Ballot to service providers for the collection and transmission of instructions for filling out this form, provided that said instructions are received within 7 (seven) days prior to the date of the AGM.

To this end, shareholders should contact their custody agents or the bookkeeper of the shares issued by the Company, and check the procedures established by them for transmitting instructions for filling in the remote voting form, as well as the documents and information required by them.

Alternatively, shareholders may send their voting instructions directly to JBS, (a) by registering the remote voting instructions directly on the link https://assembleia.ten.com.br/460498236, in the specific “BVD” tab, or (b) by sending the completed DVB to JBSs electronic or postal addresses, up to seven (7) days before the date of the AGM (that is, until April 19, 2024), for which purpose the shareholder must submit the following documents together with the voting instructions or the duly completed and signed Distance Voting Ballot, the following documents, in addition to proof of ownership of Company’s shares:

a) For individuals: identification document with the photo of the shareholder.

b) For legal entities: (i) last by-laws or consolidated articles of association and the corporate documents proving the legal representation of the shareholder; and (ii) identification document with the photo of the legal representative.

c) For investment funds: (i) last consolidated investment fund’s regulations, properly registered with the competent body; (ii) by-laws or articles of association of its asset manager or fiduciary manager, as the case may be, subject to the fund’s voting policy and corporate documents that provide legal representation rights for representative(s) to attend shareholder’s meetings; (iii) and identification document with the photo of the legal representative.

Any voting instructions or ballots sent and/or received by the Company via the address https://assembleia.ten.com.br/460498236 or via the e-mail address ri@jbs.com.br, respectively, after this date will be disregarded.

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - JBS S.A. to be held on 04/26/2024

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company/Instructions for meetings that allow electronic system’s participation, when that is the case.

The Distance Voting Ballot may be delivered directly to the Company, together with a simple copy of the required documents, addressed to the Investor Relations Officer (i) in physical copies to the following address: Avenida Marginal Direita do Tietê, n. 500, Bloco II, 3º andar, Vila Jaguara, CEP 05.118-100, São Paulo/SP, Brasil; (ii) in scanned copies to the address ri@jbs.com.br, or (iii) the shareholder may send remote voting instructions to the e-mail address https://assembleia.ten.com.br/460498236 (upon prior registration on the Ten Meetings Platform, in the specific “BVD” tab).

We ask that shareholders give preference to sending scanned copies of the Distance Voting Ballot, accompanied by simple copies of the documents required by the Company, to the Companys e-mail address, or to sending the voting instructions via the Ten Meetings Platform, accompanied by the documents required under the previous item.

Once the voting instructions and the required documentation are received, the Company will notify Once the voting instructions and the required documentation are received, the Company will notify the shareholder of its receipt and of its validation or non-validation, pursuant to CVM Resolution 81, by sending an e-mail to the e-mail address informed by the shareholder on the distance voting ballot, within 3 (three) days as of its receipt.

If the form is sent directly to the Company and is not fully filled and/or is not accompanied by the supporting documents required by the Company, it will be disregarded, and the shareholder will be informed at the aforementioned e-mail address.

The distance voting ballot and the mentioned documents must be received by the Company no later than 7 (seven) days before the date of the AGM (that is, no later than April 19, 2024). Any bulletins received by the Company after this date will be disregarded.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Banco Bradesco S.A.
Cidade de Deus, S/Nº, Prédio Amarelo, 2º Andar
Vila Yara - Osasco/SP,
CEP 06029-900
4010/Departamento de Ações e Custódia
Escrituração de Ativos
Carlos Augusto Dias Pereira
Phone: (11) 3684-9441 - Ramal: 49441 - Fax: (11) 3684-2811
E-mail: dac.escrituracao@bradesco.com.br

Resolutions concerning the Extraordinary General Meeting (EGM)

[Eligible tickers in this resolution: JBSS3]

1. To resolve on the ratification of the election of Ms. Kátia Regina de Abreu Gomes as a member of the Board of Directors, pursuant to article 150 of the Brazilian Corporate Law and paragraph 9 of article 16 of the Companys By-laws.

[    ] Approve [    ] Reject [    ] Abstain

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - JBS S.A. to be held on 04/26/2024

[Eligible tickers in this resolution: JBSS3]

2. To resolve on the ratification of the election of Mr. Paulo Bernardo Silva as a member of the Board of Directors, pursuant to article 150 of Brazilian Corporate Law and paragraph 9 of article 16 of the Companys By-laws.

[    ] Approve [    ] Reject [    ] Abstain

[Eligible tickers in this resolution: JBSS3]

3. To resolve on the ratification of the election of Mr. Cledorvino Belini as a member of the Board of Directors, pursuant to article 150 of Brazilian Corporate Law and paragraph 9 of article 16 of the Companys By-laws.

[    ] Approve [    ] Reject [    ] Abstain

[Eligible tickers in this resolution: JBSS3]

4. To resolve on the classification of Ms. Kátia Regina de Abreu Gomes as an independent member of the Board of Directors, pursuant to article 16 of the Novo Mercado Regulations, article 6 of Annex K to CVM Resolution 80 and article 16, paragraph 4 of the Companys By-laws.

[    ] Approve [    ] Reject [    ] Abstain

[Eligible tickers in this resolution: JBSS3]

5. To resolve on the classification of Mr. Paulo Bernardo Silva as an independent member of the Board of Directors, pursuant to article 16 of the Novo Mercado Regulations, article 6 of Annex K to CVM Resolution 80 and article 16, paragraph 4 of the Companys By-laws.

[    ] Approve [    ] Reject [    ] Abstain

[Eligible tickers in this resolution: JBSS3]

6. To resolve on the classification of Mr. Cledorvino Belini as an independent member of the Board of Directors, pursuant to article 16 of the Novo Mercado Regulations, article 6 of Annex K to CVM Resolution 80 and article 16, paragraph 4 of the Companys By-laws.

[    ] Approve [    ] Reject [    ] Abstain

[Eligible tickers in this resolution: JBSS3]

7. To resolve on increasing the number of members of the Companys Board of Directors for the current term until the annual general meeting to be held in 2025, from nine (9) to eleven (11) members.

[    ] Approve [    ] Reject [    ] Abstain

[Eligible tickers in this resolution: JBSS3]

8. If item 7 above is approved, to elect Mr. Joesley Mendonça Batista as an effective member of the Companys Board of Directors.

[    ] Approve [    ] Reject [    ] Abstain

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - JBS S.A. to be held on 04/26/2024

[Eligible tickers in this resolution: JBSS3]

9. If item 7 above is approved, to elect Mr. Wesley Mendonça Batista as an effective member of the Companys Board of Directors.   [    ] Approve [    ] Reject [    ] Abstain

[Eligible tickers in this resolution: JBSS3]

10. To resolve on the rectification, in the protocol and justification of the merger of Midtown Participações Ltda. (“Merger”) by the Company, of information related to the properties transferred to the Company within the scope of the Merger and to ratify all other provisions established in said protocol and justification, under the terms of the Management’s Proposal.

[    ] Approve [    ] Reject [    ] Abstain

[Eligible tickers in this resolution: JBSS3]

11. To resolve on the amendment of article 10, paragraph 1 of the By-laws to update the minimum notice period for JBS’s General Shareholders Meeting, under the terms of the Management’s Proposal.

[    ] Approve [    ] Reject [    ] Abstain

[Eligible tickers in this resolution: JBSS3]

12. To authorize the Companys Executive Officers to carry out all acts necessary or convenient for the effectuation and implementation of the approved resolutions.

[    ] Approve [    ] Reject [    ] Abstain

City :

Date :

Signature :

Shareholder’s Name :

Phone Number :

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